May 13, 2019

Daniel Serruya
President and Chief Executive Officer
BRK, Inc.
411 Eastgate Road, Suite A
Henderson, NV 89001

       Re: BRK, Inc.
           Offering Statement on Form 1-A
           Filed April 16, 2019
           File No. 024-10989

Dear Mr. Serruya:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Item 3. Application of Rule 262, page 4

1. We note you checked the box indicating that "bad actor" disclosure was included in the offering circular. However, the offering circular does not appear to contain "bad actor"
      disclosure. Please advise.
Item 4. Summary Information Regarding the Offering and Other Current . . ., page 4

2. Please reconcile your disclosure of zero fees associated with the offering with your disclosure on page 19 of the Offering Circular that you estimate there will be $25,000 in fees associated with the offering. In this regard, we also note that you neither specified the name of your legal service provider nor an estimate of the fees to be paid to such legal service provider.
 Daniel Serruya
BRK, Inc.
May 13, 2019
Page 2
Offering Circular
Relationships and Related Party Transactions, page 57

3. Please revise your disclosure to include a discussion of the relevant related party transactions referenced in Note 5 to your financial statements. See
Item 13. of Form 1-A.
Index to Financial Statements, page F-1

4. Please revise your unaudited interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S paragraph (b)(5) of Form
         1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Al Pavot (Staff
Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or
Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameDaniel Serruya
                                                               Division of
Corporation Finance
Comapany NameBRK, Inc.
                                                               Office of
Manufacturing and
May 13, 2019 Page 2                                            Construction
FirstName LastName